UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number:  001-34677

SCORPIO TANKERS INC.
(Translation of registrant's name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 15, 2018, Scorpio Tankers Inc. (the "Company") closed its previously announced exchange offer (the "Exchange Offer"), pursuant to which certain holders of the Company's 2.375% Convertible Senior Notes due 2019 (the "Existing Notes") offered to exchange $188.5 million in aggregate principal amount of such Existing Notes for $188.5 million in aggregate principal amount of the Company's 3.00% Convertible Senior Notes due 2022. The aggregate principal amount includes an additional $13.5 million of Existing Notes tendered for exchange by one of the holders in the Exchange Offer.
Attached to this Report on Form 6-K as Exhibit 4.1 is a copy of the Indenture dated May 14, 2018, between the Company and Deutsche Bank Trust Company Americas, as trustee.
Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release issued by the Company on May 10, 2018, announcing the Exchange Offer.
Attached to this Report on Form 6-K as Exhibit 99.2 is a copy of the press release issued by the Company on May 16, 2018, announcing the closing of the Exchange Offer.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-210284) that was filed with the U.S. Securities and Exchange Commission effective March 18, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO TANKERS INC.
(registrant)

Dated: May 16, 2018

	By:	/s/ Brian Lee
Brian Lee
Chief Financial Officer